

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 21, 2006

Via U.S. Mail and Fax (+351-21-500-0902)
Mr. Zeinal Abedin Mahomed Bava
Chief Financial Officer
Portugal Telecom, SGPS, S.A.
AV. Fontes Pereira de Melo
40-8th Floor
1069-300
Lisbon Codex, Portugal

RE: **Portugal Telecom, SGPS, S.A.**
                  Form 20-F for the fiscal year ended December 31, 2005
                  Filed April 21, 2006
                  File No. 001-13758

Dear Mr. Bava:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2005

Item 5 - Operating And Financial Review And Prospects, page 79

1. Please expand your MD&A discussion to discuss your measure of segment income separately for each reportable segment.

Item 18. Financials Statements

Consolidated Statements of Profit and Loss, page F-3

2. Please explain to us the following in your response letter:
    *   Your basis for including a subtotal line item (c)=(a)-(b) and Income before financial results and taxes on the face of the statements of profit and loss.
    *   You did not give the measure (c)=(a)-(b) a name. It is unclear what this measure is intended to represent. Please advise.
    *   Please tell us why you believe it would be misleading to include Impairment losses, Work force reduction program costs, Losses on disposals of fixed assets, net and Other costs within the subtotal (c)=(a)-(b).
    *   How the presentation complies with paragraph BC12 and BC 13 of IAS 1.

Consolidated Statements of Cash Flows, page F-6

3. We note that you included the line items 'Payments relating to post retirement benefits' and 'Other net payments relating to operating activities' below the subtotal Cash flows from operating activities. Tell us why you believe this presentation complies with IAS 7.

1. Introduction

b) Corporate purpose, page F-8

4. Addressing the relevant accounting literature, tell us how you accounted for the corporate restructuring under IFRS and US GAAP.

3. Summary of Significant Accounting Policies, Judgments, and Estimates

p) Revenue recognition, page F-19

5. Explain to us your directory revenue recognition accounting policy under IFRS and US GAAP.

6. Tell us how you determined that the connection fees are standalone transactions and that revenue recognition is appropriate under IAS 18.

7. <u>Segment Reporting</u>

7. It is unclear to us how you identified your primary and secondary segments under IAS 14. Based upon the disclosures provided in your footnote, it appears that you identified business segments as your primary reporting segment. However, it is unclear to us how your presentation of primary segments represents different business segments, as defined in paragraph 9 of IAS 14. In this regard, we note that you included your Brazilian Mobile and Domestic Mobile operations as separate reportable segments.

9. <u>Post Retirement Benefits</u>

9.1 <u>Pension Benefits, page F-32</u>

8. We note that you refer to an independent actuary. While you are not required to make reference to this independent valuation, when you do you should disclose the name of the expert and include the consent of the expert in the Form 20-F and the amendments thereto. If you decide to delete your reference to the independent actuary, you should revise to provide disclosures that explain the method and assumptions used by you to determine the valuation. Please comply with this comment regarding references to independent actuaries in future filings.

28. <u>Investments in Group Companies, page F-52</u>

9. Tell us in more detail of the nature of the restructuring of your investment in UOL. Tell us in more detail of the reason for of the Euro 82,260,223 provision recorded in 2005. Addressing SAB 51 tell us how you determined that it was appropriate to recognize a gain on your disposition of 16% of your investment in UOL as a result of their IPO. Also, tell us how you considered Rule 3-09 of Regulation S-X in your response.

30. <u>Intangible Assets, page F-58</u>

10. Tell us your accounting policy under IFRS and US GAAP in regard to your capitalization of rental contracts of satellite capacity.

36. <u>Provisions and Adjustments, page F-66</u>

11. Tell us in more detail of the nature of your customer retention programs. Also tell us your accounting policy under IFRS and US GAAP.

46. Summary of Significant Differences between Accounting Principles followed by the Company and U.S. Generally Accepted Accounting Principles

f) Derivative instruments, page F-96

12. Tell us how you determined that the derivatives that did not qualify for hedging under US GAAP were eligible for hedging under IFRS.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director